Exhibit 99.1

IsoTis proposes to become a U.S. Company with a single NASDAQ listing in Q1 2007

LAUSANNE, Switzerland, IRVINE, CA, USA – November 6, 2006 - ISOTIS S.A. (“IsoTis” or the “Company”), the orthobiologics company whose shares are currently listed on SWX Swiss Exchange (ISON), Euronext Amsterdam (ISON) and the Toronto Stock Exchange (ISO), today announced its intention to become a U.S. company with a single listing on the NASDAQ Global Market during the first quarter of 2007, with the purpose of enabling additional growth and facilitating a fair market valuation to its shareholders.

Pieter Wolters, President and CEO of IsoTis said: “We have always been clear on the logic to streamline our stock market listings and become a U.S. listed company: it is a natural next step after the streamlining of IsoTis organization, product offering and technology pipeline that we executed in the last years. We believe the benefits of a single listing are obvious and that our growth momentum – 8 quarters of strong revenue growth – and our cash position provide a sound basis for simplifying our capital structure. A more straightforward capital structure is an important condition to further accelerate our growth. With over 90% of our employees and over 75% of our revenues in the U.S., a NASDAQ listing alongside our peers provides a natural market for our shares. We believe that many shareholders share our vision and are confident that the required majority of 67% will accept the exchange offer to benefit from an enhanced value proposition.”

IsoTis believes that becoming a U.S. company listed on NASDAQ is the next logical step in its continued progression and expects that this transaction will enable additional growth and should provide additional benefits to stockholders by:

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Increasing visibility to institutional investors. IsoTis’ peer companies trade on U.S. stock markets and not on any of the international exchanges where IsoTis shares currently trade. A NASDAQ listing among peer companies should assist investors in evaluating IsoTis by providing direct, easily accessible comparables. The improved visibility offered by a U.S. listing should help to increase U.S. analyst coverage, and thereby bring the Company’s valuation more in line with that of its peers. IsoTis also believes that a listing on NASDAQ will lead to improved access to U.S. institutional investors focused on medical device and growth companies, who may be prohibited from investing in IsoTis as a non-U.S. listed stock.

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A single U.S. exchange, more liquidity, less complexity. IsoTis’ shares currently trade on SWX Swiss Exchange, Euronext Amsterdam and the Toronto Stock Exchange. IsoTis believes that a single listing will enable investors to obtain accurate and reliable information regarding company performance and relative valuation. Additionally, IsoTis believes that consolidating its existing listings onto a single exchange, in particular the NASDAQ Global Market, where numerous life sciences companies are listed, will increase the liquidity of IsoTis shares, which should be beneficial for IsoTis shareholders. Lastly, IsoTis believes that listing on a single stock exchange will reduce the complexity of the Company’s current legal and securities compliance requirements and reduce its related expenses.

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Facilitating access to capital markets. IsoTis believes that by establishing a presence on NASDAQ, increasing the Company’s visibility to investors and analysts and increasing the liquidity of the Company’s shares, the Company will be positioning itself to have better access to the global capital markets. Improved access to capital markets should, in turn, enable additional growth in the Company by facilitating the Company’s ability to raise additional capital through the issuance of stock or the Company’s ability to acquire or invest in complementary technologies or products using its stock.

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Aligning stock exchange listing with primary market and primary location of operations. IsoTis believes that by becoming a U.S. company with a NASDAQ listing, it will demonstrate its commitment to the U.S. orthopedics market, the largest single orthopedic market in the world, its U.S. customers and its U.S. staff. At the same time IsoTis will continue to serve its fast growing contingent of international customers through its Swiss sales and marketing organization out of Lausanne and from its headquarters in Irvine, CA.

In order to become a U.S. company listed on NASDAQ, IsoTis has formed a new U.S. company, IsoTis Inc., which is a wholly-owned subsidiary of IsoTis. IsoTis Inc. intends to make a public offer to all IsoTis shareholders within six weeks from the date of this publication to exchange their current IsoTis shares for shares of IsoTis Inc. on a 10 (IsoTis shares with a nominal value of CHF 1.00) for 1 (IsoTis Inc. share with a nominal value of USD 0.0001) basis. Fractional entitlements to IsoTis Inc. shares resulting from the exchange ratio will be compensated in cash by IsoTis Inc. at CHF 1.5667 (respectively EUR 0.9849 and CAD 1.4266) per corresponding IsoTis share, which amount corresponds to the 30 days’ average opening price for IsoTis shares on the SWX Swiss Exchange during the 30 trading days preceding the date of this press release. IsoTis Inc. intends to apply to list its shares on the NASDAQ Global Market concurrently with the closing of the intended exchange offer. When made, the exchange offer by IsoTis Inc. will be subject to certain customary conditions, including the condition that at least 67% of all issued and outstanding IsoTis shares (on a fully diluted basis) be tendered and that the IsoTis Inc. shares be approved for listing on NASDAQ. Today, IsoTis published a pre-announcement including additional details regarding the expected exchange offer in accordance with Swiss law. A copy of the pre-announcement is posted on the Company’s website under: http:\\investors.isotis.com. Swiss law provides that, as a consequence of the publication of the pre-announcement, the exchange offer will have to be launched within six weeks (or later if an extension has been granted by the Swiss Takeover Board in this respect).

Intended Timeline

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Within six weeks from the date of this announcement, presumably on or about 15 December 2006: – launch of the exchange offer and publication of the offer memorandum containing the terms of the exchange offer;

2.	On or about January 10, 2007: shareholder information meetings in the Netherlands and Switzerland;
3.	First quarter 2007: settlement of the exchange offer and NASDAQ listing of IsoTis Inc. shares; NASDAQ trading begins.

Assuming the exchange offer is successful and the IsoTis Inc. shares are approved for listing on NASDAQ, IsoTis intends to take the necessary steps to delist IsoTis SA shares from each of the non-U.S. stock exchanges as soon as possible thereafter. Subsequently, all trading of IsoTis’ equity will occur through the listing of IsoTis Inc. on NASDAQ.

Conference call

At 4:30 p.m. CET today, November 6 (10:30 a.m. ET, 7:30 a.m. PT) the Company will host a conference call to discuss the intended exchange offer. Dial: +41 91 610 5609 (Europe); +44 20 7107 0613 (UK); +1 866 865 5144 (toll free dial in U.S./Canada); no password required. Digital playback is available for 24 hours after the conference starting at 6:30 p.m. until November 7, 2006, 7 p.m. CET, dial: +41 91 612 4330 (Europe); +44 20 7108 6233 (UK); +1 866 416 2558 (U.S./Canada); playback ID: 711#. The call will also be webcast live on the IsoTis website at www.isotis.com. The webcast will remain available on IsoTis’ website through February 28, 2007.

Other documents on www.isotis.com – investor center – exchange offer

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Additional details regarding the expected exchange offer (including a list of the expected closing conditions) can be found in the official Pre-Announcement published by IsoTis in accordance with the Swiss Stock Exchange Act, a copy of which is posted in English, French and German on the Company’s website under http:\\investors.isotis.com.

•	Copies of this press release have been released in English, French, German and Dutch.
•	A webcast interview with Pieter Wolters, President and CEO of IsoTis OrthoBiologics can also be consulted on the Company’s website under http:\\investors.isotis.com. .

For information contact IsoTis:

Europe	U.S. & Canada
Hans Herklots, Director IR	Rob Morocco, CFO
Tel: +41(0)21 620 6011	+1 949 855 7155
hans.herklots@isotis.com	robert.morocco@isotis.com

Or its Investor Relations advisors:
Rochat & Partners, Switzerland
Christophe Lamps
Tel: +41 22 718 3746
clamps@rochat-pr.ch

Hill & Knowlton, The Netherlands	Hill & Knowlton, US & Canada
Edwin van Wijk	Ian Blair
Tel: +31 20 404 47 07	Tel: +1 416 413 4694
evwijk@hillandknowlton.com	ianblair@hillandknowlton.ca

Or it’s Exchange Agents:

The Netherlands:	Switzerland
ABN AMRO Bank NV, Amsterdam	Bank Sarasin & Co. Ltd, Zurich
Astrid de Vries-Paeper	Alexander Cassani
Tel: +31 20 383 6778	Tel: +41 44 213 96 73
astrid.de.vries.paeper@nl.abnamro.com	alexander. cassani@sarasin.com

General information
Switzerland – 0800 375 737 (outside Switzerland +41 800 375 737)
The Netherlands – (+31) 020 – 64 27 909
U.S. & Canada – (+1)-800-565-4535

This press release is a public announcement as meant within article 9b paragraph 1 and paragraph 2 under a of the Dutch Decree on the Supervision of the Securities Trade 1995 (Besluit toezicht effectenverkeer 1995).

The Swiss Takeover Board, the Dutch Authority for the Financial Markets (stichting Autoriteit Financiële Markten) and Euronext Amsterdam N.V. have been informed of the intended exchange offer.

This press release is not intended to and does not constitute, or form part of, an offer or an invitation to purchase or subscribe for any securities or a solicitation of an offer to purchase any securities, pursuant to the exchange offer or otherwise. If the exchange offer were to occur, the exchange offer would be made solely by the offer memorandum and the accompanying form of acceptance, which would contain the full terms and conditions of the exchange offer, including details of how the exchange offer would be able to be accepted. The offer memorandum and the form of acceptance would be made available to all IsoTis shareholders at no charge to them. If the exchange offer is made, IsoTis shareholders are advised to read the offer memorandum and the form of acceptance when these documents are sent to them because they will contain important information.

When commenced, the exchange offer will not be made to any IsoTis shareholders in any jurisdiction in which the making or acceptance of the exchange offer would not be in compliance with the securities laws or regulations of such jurisdiction or would require any registration, approval or filing with any regulatory authority not expressly contemplated by the offer memorandum. However, acceptances of the exchange offer by IsoTis shareholders not resident in the Netherlands, Canada or Switzerland will be accepted by the IsoTis Inc., if such acceptances comply with the acceptance procedure set out in the offer memorandum.

The exchange offer shall be made for the shares of IsoTis, a Swiss company, that are listed on the SWX Swiss Exchange, on Euronext Amsterdam N.V. and the Toronto Stock Exchange. The exchange offer will be subject to disclosure requirements of Switzerland, the Netherlands and Canada, which requirements are different from those of the United States. It may be difficult for U.S. shareholders to enforce their rights and any claim they may have arising under the federal securities laws, since IsoTis and some of its officers and directors are located in a foreign country. U.S. shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment. U.S. shareholders should be aware that, to the extent permissible, IsoTis Inc. may purchase IsoTis Swiss Shares otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Certain statements in this press release are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including those that refer to management’s plans and expectations for future operations, prospects and financial condition. Words such as “strategy,” “expects,” “plans,” “anticipates,” “believes,” “will,” “continues,” “estimates,” “intends,” “projects,” “goals,” “targets,” “could,” ‘may,” and other words of similar meaning are intended to identify such forward-looking statements. One can also identify them by the fact that they do not relate strictly to historical or current facts. Such statements are based on the current expectations of the management of IsoTis only. Undue reliance should not be placed on these statements because, by their nature, they are subject to known and unknown risks and can be affected by factors that are beyond the control of IsoTis. Actual results could differ materially from current expectations due to a number of factors and uncertainties affecting IsoTis’ business, including, but not limited to, failure to obtain sufficient shareholder support for the exchange offer, inability to list the IsoTis Inc. shares on NASDAQ in a timely manner, if at all, a competitive sales and marketing environment, the timely commencement and success of IsoTis’ clinical trials and research endeavors, delays in receiving U.S. Food and Drug Administration or other regulatory approvals (e.g., EMEA, CE), market acceptance of IsoTis’ products, effectiveness of IsoTis’ distribution channels, development of competing therapies or technologies, the terms of any future strategic alliances, the need for additional capital and the inability to obtain or meet conditions imposed for the required governmental and regulatory approvals and consents. IsoTis expressly disclaims any intent or obligation to update these forward-looking statements except as required by law. For a more detailed description of the risk factors and uncertainties affecting IsoTis, refer to IsoTis’ Annual Report on Form 20-F/A for the fiscal year ended December 31, 2005, filed with the SEC and to IsoTis’ reports filed from time to time with the Swiss Stock Exchange (SWX), Euronext Amsterdam N.V., SEDAR at www.sedar.com and the Toronto Stock Exchange (TSX).